UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

ESS Tech, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

26916J106
(CUSIP Number)

Breakthrough Energy Ventures, LLC

c/o Breakthrough Energy Investments, LLC

250 Summer Street, 4th Floor

Boston, MA 02210

857-327-8780
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26916J106	Page 2 of 7 Pages

1	Names of reporting persons Breakthrough Energy Ventures, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 18,558,721(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,558,721(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,558,721(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14	Type of Reporting Person OO

(1)           Includes (a) 2,500,751 shares of Common Stock, par value $0.0001 per share (“Common Stock”) of ESS Tech, Inc. (the “Issuer”) acquired by the reporting persons pursuant to an "earnout" provision of the Agreement and Plan of Merger, dated as of May 6, 2021 (the "Merger Agreement"), by and among ACON S2 Acquisition Corp, SCharge Merger Sub, Inc., and the Issuer and (b) 20,096 shares of Common Stock acquired by the reporting persons because, following the closing of the merger, the Issuer determined that aggregate Transaction Expenses (as defined in the Merger Agreement) were lower than had been estimated at the time of closing. Pursuant to the Merger Agreement, this lower amount of Transaction Expenses resulted in an Expense Shortfall (as defined therein), which increased the Adjusted Equity Value (as defined therein).

(2)           Calculated based upon 151,569,680 shares of Common Stock outstanding as of November 2, 2021, as reported on the Issuer’s Form S-1 registration statement, filed with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 26916J106	Page 3 of 7 Pages

1	Names of reporting persons Breakthrough Energy Investments, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 18,558,721(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,558,721(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,558,721(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14	Type of Reporting Person OO

(1)           Includes (a) 2,500,751 shares of Common Stock acquired by the reporting persons pursuant to an "earnout" provision of the Merger Agreement and (b) 20,096 shares of Common Stock acquired by the reporting persons because, following the closing of the merger, the Issuer determined that aggregate Transaction Expenses (as defined in the Merger Agreement) were lower than had been estimated at the time of closing. Pursuant to the Merger Agreement, this lower amount of Transaction Expenses resulted in an Expense Shortfall (as defined therein), which increased the Adjusted Equity Value (as defined therein).

(2)           Calculated based upon 151,569,680 shares of Common Stock outstanding as of November 2, 2021.

CUSIP No. 26916J106	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of ESS Tech, Inc., a Delaware corporation. The address of the principal executive offices of the Issuer is 26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by Breakthrough Energy Ventures, LLC, a Delaware limited liability company and Breakthrough Energy Investments, LLC, a Delaware limited liability company (the “Reporting Persons”). The principal business address of each of the Reporting Persons is c/o Breakthrough Energy Investments, LLC, 250 Summer Street, 4th Floor, Boston, MA 02210.

(d)(e) In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds is working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were acquired in the ordinary course of business solely for investment purposes. However, Kyle Teamey, an employee of Breakthrough Energy Investments, LLC, is a member of the Board of Directors of the Issuer and, as such, the Reporting Persons may be deemed to have the intent to influence the control of the Issuer. The Reporting Persons disclaim any such intent to influence control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)         The responses of the Reporting Persons to rows (7) through (13) of the cover pages are incorporated herein by reference.

As of the date hereof, the shares of Common Stock are held directly by Breakthrough Energy Ventures, LLC. Breakthrough Energy Investments, LLC serves as manager of Breakthrough Energy Ventures, LLC. By reason of such relationship, Breakthrough Energy Investments, LLC may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Breakthrough Energy Ventures, LLC. Breakthrough Energy Investments, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest.

(c)        Other than as discussed in this statement, during the past sixty days prior to the date of this statement, the Reporting Persons have not acquired any shares of Common Stock.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer owned by the Reporting Persons.

(e)        Not applicable.

CUSIP No. 26916J106	Page 5 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 8, 2021, Breakthrough Energy Ventures, LLC entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer providing, among other things, certain customary registration rights, demand rights and piggyback rights with respect to the Common Stock of the Issuer held by Breakthrough Energy Ventures, LLC. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

On May 6, 2021, Breakthrough Energy Ventures, LLC, the Issuer and SB Energy Global Holdings One Ltd. (“SBE”) entered into a stockholder’s agreement pursuant (the “Stockholder’s Agreement”) to which the parties agreed, among other things, (i) that each of SBE and Breakthrough Energy Ventures, LLC would have one designee on the Issuer’s initial board of directors, and (ii) that each of SBE and Breakthrough Energy Ventures, LLC will continue to be entitled to designate a member of the Issuer’s board of directors until it beneficially owns less than five percent of the issued and outstanding voting stock of the Issuer. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 26916J106	Page 6 of 7 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1              Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by ESS Tech, Inc. on May 7. 2021).

Exhibit 2              Form of Stockholders’ Agreement (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by ESS Tech, Inc. on May 7. 2021).

Exhibit 3              Joint Filing Agreement.

CUSIP No. 26916J106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 22, 2021

BREAKTHROUGH ENERGY VENTURES, LLC

By: BREAKTHROUGH ENERGY INVESTMENTS, LLC, its manager

By:	/s/ Christian Garcia
Name: Christian Garcia
Title: Authorized Signatory

BREAKTHROUGH ENERGY INVESTMENTS, LLC

By:	/s/ Christian Garcia
Name: Christian Garcia
Title: Authorized Signatory